Exhibit 99.1

Attention Business/Financial Editors: Scotiabank increases dividend on common shares

TORONTO, May 27 /CNW/ - Scotiabank today increased the dividend on its common shares by four cents to 44 cents per common share for the quarter ending July 31, 2003, payable on July 29, 2003, to shareholders of record at the close of business on July 2, 2003.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending July 31, 2003, payable on July 29, 2003, to shareholders of record at the close of business on July 2, 2003:

-	Series 11,	Dividend No. 23	of	$0.375	per share;

-	Series 12,	Dividend No. 20	of	$0.328125	per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

For further information:

Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808; Neil Trotter, Scotiabank Public Affairs, (416) 866-3708